

July 7, 2009

Jeff Isom
Chief Financial Officer
Plains Capital Corporation
2911 Turtle Creek Boulevard
Suite 700
Dallas, TX 75219

> **Re:** **Plains Capital Corporation**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 26, 2009**
> **File No. 000-53629**

Dear Mr. Isom:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12G/A filed June 26, 2009

General

1. We note that the Tandy language requested in our comment letter dated May 8, 2009 was provided by your outside counsel. Please note that the Tandy representations must be made by the company.

Item 6. Executive Compensation

Potential Payments Upon Termination or Change in Control, page 80

2.   We note your response to prior comment 11 in which you indicate that Ms. McGill does not have any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to her from Plains Capital at, following, or in connection with any termination. Please tell us whether any such contract, agreement, plan or arrangement exists, regardless of whether payments would come from Plains Capital. If so, revise your filing as appropriate. We note that on page 76 you indicate that you paid life insurance premiums on behalf of Ms. McGill. We further note that on page 85 you indicate that you have life insurance and accidental death and dismemberment insurance policies "in name of each of the Named Executive Officers." Please see Item 402(j) of Regulation S-K and Compliance and Disclosure Interpretation 217.14.

Item 10. Recent Sales of Unregistered Securities, page 91

3.   We note your response to prior comment 14 in which you provide additional disclosure regarding the issuance of common stock to the former stockholders of First Southwest Holdings, Inc. Please expand your disclosure to explain how the specific conditions contained in Rule 506(b)(2) have been met.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3491 with any questions.

Sincerely,

Todd K. Schiffman
Assistant Director